

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANKwww.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release:

April 24, 2008

News Media & Financial Analyst Contact:
Alan Bedner, EVP
Chief Financial Officer
(908) 713-4308

Unity Bancorp Announces 5% Dividend Declaration

Clinton, NJ - Unity Bancorp, Inc (NASDAQ: UNTY), parent company of Unity Bank,
announced today that the Board of Directors declared a 5 percent stock dividend payable on June 27, 2008, to all shareholders of record as of June 13, 2008. "This is our sixth consecutive year of paying a 5 percent stock dividend to our loyal shareholders," said Mr. Hughes.

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with $808 million in assets and $642 million in deposits. Unity Bank provides financial services to retail, corporate & small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity visit our website at www.unitybank.com or call 800 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, and results of regulatory exams, among other factors.